centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

82-4578

21 July, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sir / Madam

Centrica plc
Centrica appoints non-executive director

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

21 July 2005

Centrica appoints non-executive director

Centrica plc is pleased to announce that Andrew Mackenzie is to be appointed a Non-Executive Director of the company, effective 1 September 2005. Mr Mackenzie, who is Chief Executive of the Industrial Minerals Division of Rio Tinto, will also become a member of the company's Audit Committee.

Roger Carr, Chairman of Centrica said: "The appointment further strengthens and complements the composition of the Board. Andrew, who holds a PhD in Geology and Chemistry and is a member of the Executive Committee of Rio Tinto, has very considerable wide-ranging international experience, having previously held a number of senior exploration and production roles at BP. He will add material global upstream experience in our decision making as we implement our strategy on energy and related services both in the UK and overseas."

Note: There are no disclosures to be made under paragraph of 9.6.13 R (2) – (6) of the Listing Rules.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085